February 11, 2005
VIA U.S. MAIL AND FACSIMILE

Robert W. Wright
CEO
PRB Gas Transportation, Inc.
1401 17th Street, Suite 650
Denver, CO  80202


		Re:	PRB Gas Transportation, Inc.
			Registration Statement on Form S-1/A
			File No. 333-120129
			Filed January 28, 2005

Dear Mr. Wright:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1/A

General
1. We note your response to prior comment 1.  Please note that section 3(a)(9) of the Securities Act is not available for the exercise of warrants because the exercise involves the payment of consideration.
2. Please update the financial information included in your filing in accordance with the requirements of Rule 3-12 of Regulation S-X.


Prospectus Summary, page 1

3. You now indicate that the use of the proceeds is to retire bank indebtedness and for working capital and general corporate purposes.
Please include additional disclosure indicating that the bank indebtedness arose from the Bear Paw acquisition.

Our Series A and Series B preferred stockholders . . . , page 8

4. Please delete the mitigating language that appears in the first sentence of this risk factor.

Use of Proceeds, page 10

5. We note your response to prior comment 10. For each purpose you have identified, disclose an approximate dollar amount of the net proceeds you will allocate to that purpose.

6. Disclose the specific date of maturity related to the line of credit. See instruction 4 to Item 504 of Regulation S-K.

Capitalization, page 11

7. You assume that the proceeds of the offering will be used to repay the $1.5 million line of credit. The terms of the line of credit require payment by March 2005. If you are unable to complete the offering by March 2005, please revise your filing to indicate the source(s) of liquidity for the $1.5 million payment and the potential ramifications to you if the payment is not made timely.

Subsequent events, page 28

8. We note your response to prior comment 18.  You indicate that you
conducted a private placement during September through December
2004
that commenced before the filing of this registration statement
and
continued concurrent with this registration statement.  As
previously
indicated, we deem the filing of a registration statement to be a general solicitation. It appears that you have engaged in a general solicitation not compatible with a private placement under Rule
506
of Regulation D or Section 4(2) of the Securities Act.

You have provided your analysis under the five-factor test as to why
the private placement should not be integrated with the offering contemplated by the registration statement. However, we note that
(1) one of the stated purposes of the private placement was to repay
the Bear Paw promissory note and that the registration statement filed on November 1, 2004 indicated that you intended to use the proceeds from the initial public offering for the same purpose,
(2)
the offers took place at or about the same time, (3) you received the same consideration, and (4) you issued securities immediately convertible into common stock, the security being registered on this registration statement.
Please expand your analysis as to why you believe that this private placement complies with Section 5 of the Securities Act. In the alternative, consider including risk factor disclosure regarding the amount of the potential rescission liability that you may have with respect to the Series C Convertible Stock and consider whether any contingent liability for damages must be reflected in the financial statements.

Business, page 30

9. We note your response to prior comment 21. Please file the material gas gathering and transportation agreements, or provide an argument based on Item 601(b)(10) of Regulation S-K as to why you should not be required to file these agreements. While we understand your concern that disclosure of certain terms would be detrimental to your business, the confidential treatment request procedure is available if your contracts contain sensitive data.

Stock Ownership of Management and Principal Stockholders, page 46

10. Please disclose the amount of securities that each of the holders identified in this section will sell under the selling stockholder prospectus that forms a part of this registration statement.

Certain Relationships and Related Transactions, page 47

11. Please revise the title of this section to read "Certain
Relationships and Related Transactions" as Item 404 classifies this information.

12. We note your response to prior comment 27. Please discuss the loan you received from a related party to acquire Mr. Norris` securities, or expand your argument to indicate that this preferred stockholder has not at any time held or had control over more than five percent of your common stock on an as-converted basis or your preferred stock. If additional disclosure is required, include the name of the lender, the terms of the loan and the relationship of the lender to you. Please also include information about the lender`s preferred holdings.


Description of Securities, page 48

13. It appears that Mr. Wright issued Series A investors options to acquire some of his holdings. Please indicate what exemption from registration Mr. Wright relied upon for this offering.

Financial Statements
PRB Gas Transportation June 30, 2004 (audited) and September 30,
2004
(unaudited)

Statement of Changes in Stockholders` Equity, page F-5

14. We note your response to prior comment 42. Help us better understand how you determined that the issuance of the Series C Convertible Preferred Stock at a rate per share materially lower than the IPO price did not result in a compensation charge given that it appears that a substantial portion of the sales were to officers and related parties. You indicate that certain provisions of the Series
C Convertible Preferred Stock (e.g., lock-up provisions) serve to reduce the value of the shares. It is not clear to us how you assessed the relative value of such provisions in determining that no compensation charge was necessary. Please reconcile and explain, in greater detail, the difference between the sale price and the IPO price.

Note 8.  Stockholders` Equity

Equity Compensation Plan, page F-16

15. We note your response to comment 46 and your reference to Kaneb
Services LLC as support for utilizing an expected volatility of 5% to calculate pro forma stock compensation expense disclosure and valuation of warrants issued to consultants. Several companies in the gas transmission industry (SIC 4922) use an expected volatility of between 20% and 50%. Other companies in the industry (SIC
5172),
upon which you have patterned your volatility assumptions, use expected volatilities of at least 20%. In light of this, supplementally tell us why you believe it is reasonable to use a volatility figure that is much lower than that of your peers. Please provide detailed support in your response. If you do not have any detailed support for your assumption, please revise your filing to reflect a volatility figure consistent with the guidance in paragraph
285(b) and Appendix F of SFAS 123 and provide us with the calculations supporting your revised disclosure. Please note that we object to management`s identification of a single peer company in light of the fact that there are numerous similar filers with whom you could be compared and all of those filers appear to have materially higher volatility than the entity with which you compare yourself.

PRB Gas Transportation, Inc.

Subsequent Events, page F-20

16. You indicate that a preferred shareholder ("Pledgor") pledged a certificate of deposit in the amount of $1 million for the bank line of credit. Please indicate the identity of the pledgor in the certain relationships and related transactions section and include risk factor disclosure about the potential ramifications of a default on your structure.

Certain Gas Gathering Assets of Bear Paw Energy, LLC

Statements of Revenues and Direct Operating Expenses, page F-37
17. In a footnote, please describe the nature of "Other operating expenses."
18. In a footnote, please disclose the allocation methodology used to
arrive at depreciation and impairment amounts for all periods presented.
19. Please revise your discussion of the purchase price allocation to
indicate that you have not determined the value of the asset retirement obligation (ARO) to be assumed as referenced on page F-8 and F-44. Revise the discussion on pages F-8, F-37 and F-44 to provide the reader with the context to understand the extent to which you believe that recognition of the ARO will result in a material change in the assets acquired and liabilities assumed and the level of expenses to be recognized in future periods. If you know at least a preliminary range of the value of the ARO, please disclose. Also, you should revise the title of the Statement of Assets Acquired to reflect the fact that you have assumed certain liabilities, notwithstanding the fact that you have not yet allocated a fair value to those liabilities. Please include a line item on the revised Statement of Assets Acquired and Liabilities Assumed titled "Asset Retirement Obligation" and include a cross reference to the revised note where you discuss that the fair value of such liability has not yet been determined.

Unaudited Pro forma Combined Statements of Operations

20. As the Certain Gas Assets of Bear Paw Energy LLC and TOP Gathering LLC were formerly tax exempt entities, please revise your disclosures to present pro forma EPS and tax data based on PRB Gas Transportation`s current tax status. The pro forma information may be presented here, or, preferably, on the face of PRB Gas Transportation`s historical financial statements. If you omit an income tax expense line item because you expect that you would be able to offset any tax due through absorption of net operating loss
(NOL) carryforwards, please provide a note to the pro forma financial statements to explain and provide context for a reader to understand the extent to which application of NOL carryforwards could be used to offset future taxable income.
21. Supplementally tell us in greater detail how you factually support the estimate of incremental general and administrative expenses for corporate office overhead functions not previously required. Unless your estimate is based on firm contractual employment agreements, purchase orders, etc. for all costs included in your assumptions we believe such disclosure would more appropriately be reflected as forward-looking information for the reader rather than as a pro forma adjustment. Please advise or revise.
22. Your issuance of Series C Convertible Preferred Stock at a rate per share less than the IPO price appears to result in a nominal issuance of stock as that term is defined in SAB Topic 4:D.
Please
revise your pro forma earnings per share (EPS) calculation for all periods presented where net income is positive, if applicable, to reflect the assumed conversion of the 411,000 shares of Series C Convertible Preferred Stock consistent with the guidance in SAB Topic
4:D.
23. Please revise your pro forma financial statements to remove the pro forma adjustment related to impairment of certain Bear Paw historical assets. Historical infrequent or nonrecurring items included in the underlying historical financial statements of Bear Paw may not be eliminated for pro forma purposes since such transactions are not a direct result of the Bear Paw transaction.

Item 15. Recent Sales..., page II-2

24. In your discussion of the accredited investor standard, please include the rules for partnerships and trusts as it appears that a number of partnerships and trusts were involved in the purchase of your convertible securities. Additionally, you may wish to reevaluate whether the partnerships and trusts were accredited investors under the standards applicable to those entities.

25. In the Series A Convertible Preferred issuance, it appears that you issued shares to JMGG Partners. As the general partner of JMGG
Partners, it appears that John McGrain may have been a control person of you after the issuance of the Series A securities. If so, please identify Mr. McGrain as a former control person of you, and identify any transaction he may have conducted with you

26. In the Series A Convertible Preferred issuance, it appears that
JMGG engaged in a distribution to its limited partners. Please provide us with the written materials and subscription agreement for the initial placement and any subsequent placements. Similarly, please provide subscription agreements for each of the private placements you have conducted. Additionally, indicate what exemption from registration was relied upon for the transaction, and tell us whether JMGG acted as an underwriter.

27. It also appears that at least one distribution in ongoing in the
Series B Convertible Preferred. Please indicate whether the LGS registered or used an exemption for the put right offered to share recipients. It also appears that the shares distributed by LGS have not settled since the recipients have the right to put the securities back to LGS. Please provide your analysis of how the placement is completed. Also, please tell us how many of the 63 investors in the
Series B Convertible Preferred offering were accredited investors.

28. Please tell us how the partnership distributions comply with your obligation under Rule 502(d)(1) of Regulation D.

29. It appears that all of the private placements made since
January
2004 should be integrated with each other. Please tell us under Rule
502(a) of Regulation D why you believe that the placements made by you should not be integrated considering the proximity in time, similar structure and similar purpose.

30. Please identify by name the members of Resch Polster Alpert &
Berger who received warrants.

Exhibit 5.1

31. We note that counsel`s legal opinion relates solely to the 2,300,000 securities to be issued in the underwritten offering.
Please request that counsel file a legal opinion that also relates to the securities that are being registered for resale.

Consent of Independent Registered Public Accounting Firm

32. Please correct the name of TOP Gathering and its audit report date in your updated consent.


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact TaTanisha Henderson at (202) 942-2958 or
George
Ohsiek, Accounting Branch Chief, at (202) 942-2905 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Beth Lentini at (202) 942-1999, or in her absence, Ellie Quarles, Special Counsel, at (202) 942-1859 or me at (202) 942-1900 with any other questions.


						Sincerely,



						H. Christopher Owings
      Assistant Director


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PRB Gas Transportation, Inc.
Form S-1/A
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Division of Corporation Finance
     Postal Code 20549-0508